LI-ION MOTORS CORP.
4894 Lone Mountain #168
Las Vegas, NV  89130

August 11, 2011

Securities and Exchange Commission
Washington, D.C. 20549

RE:
Li-ion Motors Corp.
SEC Comment Letter dated August 1, 2011
Form 10-K for the year ended July 31, 2010
Filed November 2, 2010
Form 10-Q for the period ended January 31, 2011
Filed March 17, 2011
Form 10-Q for the period ended April 30, 2011
Filed June 14, 2011
File No. 000-33391

Dear Sir/Madam:

We are submitting herein the responses of Li-ion Motors Corp. (the “Company”) to the comments set forth in your comment letter dated August 1, 2011 on the captioned filings under the Securities Exchange Act of 1934, as amended.  Concurrently with the filing of this correspondence, we are filing an Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2010 (the “Amended 2010 10-K”).

Form 10-K for the year Ended July 31, 2010

Item 9A(T) Controls and Procedures, page 36

Management’s Annual Report on Internal Control over Financial Reporting, page 37

1.	Effectiveness of Internal Controls. The Amended 2010 10-K states that the Company’s internal control over financial reporting was not effective as of July 31, 2010.

2.	Limitations on Effectiveness of Controls Description. The Amended 10-K in Item 9A eliminates the last sentence of the section entitled “Limitations on the Effectiveness of Controls”.

Form 10-Q for the Quarter Ended April 30, 2011

Notes to Unaudited Consolidated Financial Statements, page 9

Note 9. Long-Term Debt, page 14

3.
Accounting for Warrants. The Company determined the warrants should be accounted for in accordance with ASC 470-20-35-1.  The conversion option does not permit the issuer to compute the number of shares that the holder will receive if the contingent event occurs and the conversion is adjusted.  The issuer should wait until the contingent event occurs and then compute the resulting number of shares that would be received pursuant to the new conversion.  The event is unknown and cannot be determinable until the contingent event occurs.

Note 14. Commitments and Contingencies, page 18

License Agreement, page 19

4.	LEVC Note. Please see page 9 of our 10-Q were we stated the reason for receiving the promissory note from LEVC:

“We are providing LEVC certain patent applications and technologiesfor electric vehicles and other applications.”

Please see page 12 where we disclosed the terms of the note:

“On November 26, 2010, LEVC issued the Company a Secured Promissory Note (“LEVC Note”) in the amount of $1,750,000 in accordance with the license agreement. The LEVC Note bears interest at ten (10%) percent per annum on the outstanding amount of the loan and shall accrue for the first twelve months during which the outstanding amount, or any portion thereof is outstanding. Commencing for the first month following the first year and for all subsequent months during which any portion of the amount is outstanding, LEVC shall make monthly interest payments in arrears on the first day of the month following the month for which the interest payment is made on the outstanding amount of the LEVC Note, including any accrued unpaid interest thereon. The outstanding amount and any accrued but unpaid interest thereon, shall be repaid in full by LEVC within sixty (60) days of receiving written demand for repayment by the Company. LEVC shall have the right to repay the LEVC Note in whole or in part, at any time without notice, bonus or penalty. The LEVC Note is secured by LEVC’s (1) inventory; (2) equipment, other than inventory; (3) receivables; and (4) all other property, including leasehold interests, chattel paper, documents of title, securities, instruments, money and intangibles. In addition, the LEVC Note includes a conversion right in which the Company can convert the LEVC Note if LEVC should begin trading on the TSX Venture Exchange. The conversion clause stipulates that the LEVC Note will be converted at a price the greater of fifteen cents ($0.15) per share or ninety percent (90%) of the average ten (10) day trading price and if the conversion of the LEVC Note results in a fractional share, LEVC shall, in lieu of issuing such fractional share, pay to the Company an amount equal to the conversion value of the fractional share.”

We will disclose in our future filings how we recorded the promissory note and the amortization treatment of the deferred revenue for the licensing fees.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

LI-ION MOTORS CORP.

By: /s/ Stacey Fling
Stacey Fling
Chief Executive Officer